UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: GlaxoSmithKline plc, 9 November 2020, London UK

ViiV Healthcare announces investigational injectable cabotegravir is superior to oral standard of care for HIV prevention in women
●        Interim analysis from HPTN 084 study shows long-acting injectable cabotegravir administered every two months is 89% more effective than daily pills in preventing HIV acquisition in women
●        Findings follow data from HPTN 083, a partner HIV prevention study in men who have sex with men and transgender women, which also demonstrated long-acting injectable cabotegravir was superior to daily oral pills for PrEP

London, 9 November 2020 - ViiV Healthcare, the global specialist HIV company majority owned by GlaxoSmithKline plc ("GSK"), with Pfizer Inc. and Shionogi Limited as shareholders, today announced that an independent data safety monitoring board (DSMB) recommended the early unblinding of the HIV Prevention Trials Network (HPTN) 084 study evaluating the safety and efficacy of investigational, long-acting, injectable cabotegravir for HIV prevention in women. Following a pre-specified interim analysis, the DSMB indicated that cabotegravir met the primary objective of demonstrating superiority when compared to the current standard of care for women, daily oral emtricitabine/tenofovir disoproxil fumarate 200 mg and 300 mg (FTC/TDF) tablets. The study showed cabotegravir was 89% more effective than daily oral FTC/TDF for pre-exposure prophylaxis (PrEP).

The early study unblinding for superior efficacy in this prevention trial in women follows results reported earlier this year from a companion study (HPTN 083) that also established long-acting cabotegravir's superiority to daily oral PrEP in preventing HIV among men who have sex with men and transgender women who have sex with men.

Kimberly Smith, M.D., MPH, Head of Research & Development at ViiV Healthcare said: "It's thrilling to collaborate with the NIH and the Bill & Melinda Gates Foundation to conduct such an important study in HIV prevention in women and deliver ground-breaking results confirming the superior efficacy of long-acting cabotegravir for PrEP. Women need more effective choices for HIV prevention. If approved, long-acting cabotegravir will provide an option that reduces the number of annual dosing days from 365 to six. In addition, long-acting cabotegravir can be discretely administered and may  empower women to reduce their risk of HIV acquisition without the need for negotiation with their sexual partner. The results of HPTN 084 confirm long-acting cabotegravir's potential as an HIV prevention option that can meet these needs."

The HPTN 084 study, with 3,223 participants in 20 sites across seven countries in sub-Saharan Africa (Botswana, Kenya, Malawi, South Africa, eSwatini, Uganda and Zimbabwe), is the first study of long-acting injectable therapy for HIV prevention among women. The data showed that there was a statistically significant advantage for the women who received cabotegravir compared with the women who received FTC/TDF.  While both were highly effective at preventing HIV in the study population, cabotegravir was superior.

Among the 38 women in the trial who acquired HIV, four were randomised to the long-acting cabotegravir arm and 34 were randomised to the daily, oral FTC/TDF arm. This translated to an HIV incidence rate of 0.21% (95% confidence interval [CI] 0.06% - 0.54%) in the cabotegravir group and 1.79% (95% CI 1.24%-2.51%) in the FTC/TDF group. While both methods were highly effective at preventing HIV acquisition, long-acting cabotegravir was 89% (95% CI 68-96%) more effective than FTC/TDF.

Preliminary assessment of adherence to oral FTC/TDF was higher than has been seen in prior HIV prevention studies in similar populations of women, based on a random subset of 362 FTC/TDF participants that measured any detectable tenofovir (>0.31 ng/ml) in 64% of participants with daily dosing levels (>40 ng/ml) in 48% of all samples tested.

Long-acting cabotegravir and FTC/TDF tablets were both well tolerated throughout the study, with most adverse events being mild or moderate in severity and with the frequency largely balanced between both treatment arms. Injection site reactions (ISRs) were low in both groups and represented numerical improvements from what was demonstrated in the HPTN 083 study in men. ISRs in HPTN 084 occurred more frequently in the cabotegravir arm (32%) vs. the FTC/TDF arm (9%), which received placebo injections. There were no discontinuations due to injection site reactions or injection intolerance in either arm of the study. Gastrointestinal disorders and nausea were more common in the FTC/TDF arm.

Sinead Delany-Moretlwe, MBBCh, Ph.D., DTM&H, HPTN 084 protocol chair and research director at Wits RHI, University of the Witwatersrand in Johannesburg, South Africa, said: "Young women may be twice as likely to acquire HIV as their male counterparts in certain regions around the world, making new HIV prevention options an important unmet need. It's for this reason particularly that participants from sub-Saharan Africa were chosen for the HPTN 084 study, as women in this region bear a disproportionate burden of the HIV epidemic. To see such incredible results among these women most at risk is exciting and speaks to the potential of long-acting cabotegravir as a new HIV prevention option."

Following review of these findings, the DSMB recommended the blinded, randomised portion of the study be stopped early, all participants unblinded, and results released. Participants who were in the FTC/TDF arm will be offered long-acting cabotegravir and participants in the long-acting cabotegravir arm will continue to receive it. Participants who do not want to receive long-acting cabotegravir will be offered FTC/TDF until the end of the originally planned blinded component of the study. The DSMB recommendation was accepted by the U.S. National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), the study sponsor.

Myron S. Cohen, M.D., Co-Principal Investigator of the HPTN and the Yeargan-Bate Distinguished Professor of Medicine, Microbiology and Immunology and Epidemiology at the University of North Carolina (UNC) at Chapel Hill, said: "With the combined landmark findings of HPTN 084 announced today and HPTN 083 announced earlier this year, we've confirmed that long-acting cabotegravir is a superior HIV prevention option for men and women. New HIV prevention agents that address the many needs of all individuals at risk for acquiring HIV are essential pillars of our strategy to end the HIV epidemic. If approved, this innovative new injectable option administered once every two months will  expand the way we approach HIV prevention."

HPTN 084 was jointly funded by the U.S. NIAID, and the National Institute of Mental Health, both part of the NIH, the Bill & Melinda Gates Foundation and ViiV Healthcare, and was conducted by the HPTN. Study product was provided by ViiV Healthcare and Gilead Sciences.

Detailed results from HPTN 084 will be presented at an upcoming scientific meeting. ViiV Healthcare plans to use the data from both HPTN studies for future regulatory submissions. Cabotegravir has not yet been approved for the treatment or prevention of HIV as a single agent by regulatory authorities anywhere in the world.

About cabotegravir for HIV prevention
Cabotegravir is an investigational integrase inhibitor being developed by ViiV Healthcare for the treatment and prevention of HIV. It is being evaluated as a long-acting formulation for intramuscular injection and also as a once-daily oral tablet for use as a lead-in, to establish the tolerability of cabotegravir prior to long-acting injection.

About HPTN 084 (NCT03164564)

The HPTN 084 study is a phase III double blind safety and efficacy study designed to evaluate the safety and efficacy of the long-acting injectable cabotegravir for HIV prevention administered every eight weeks compared to daily oral FTC/TDF tablets (200 mg/300 mg) in 3,223 women who are at increased risk of HIV acquisition. HPTN 084 opened to enrolment in November 2017 and is being conducted at research centres in Botswana, Kenya, Malawi, South Africa, Eswatini, Uganda and Zimbabwe.

For further information please see https://clinicaltrials.gov/ct2/show/NCT03164564

About HPTN 083 (NCT02720094)

The HPTN 083 study is a phase IIb/III double blind study designed to evaluate the safety and efficacy of long-acting injectable cabotegravir for HIV prevention administered every eight weeks compared to daily oral FTC/TDF tablets (200 mg/300 mg). Each participant was to receive a maximum of three years of blinded study medication. The study opened to enrolment in November 2016. HPTN 083 was conducted in  4,570 men who have sex with men and transgender women who have sex with men at research centres in Argentina, Brazil, Peru, United States, South Africa, Thailand and Vietnam.

For further information on HPTN 083 please visit https://clinicaltrials.gov/ct2/show/NCT02720094.

About HIV Prevention Trials Network (HPTN)

The HIV Prevention Trials Network (HPTN) is a worldwide collaborative clinical trials network that brings together investigators, ethicists, community members and other partners to develop and test the safety and efficacy of interventions designed to prevent the acquisition and transmission of HIV. The National Institutes of Health (NIH), the National Institute of Mental Health (NIMH) and the National Institute on Drug Abuse (NIDA) co-fund the HPTN. The HPTN has collaborated with more than 85 clinical research sites in 19 countries to evaluate new HIV prevention interventions and strategies in populations that bear a disproportionate burden of infection. The HPTN research agenda - more than 50 trials ongoing or completed with over 161,000 participants enrolled and evaluated - is focused primarily on the use of antiretroviral drugs (antiretroviral therapy and pre-exposure prophylaxis); and integrated strategies including interventions for substance abuse, particularly injection drug use; behavioural risk reduction interventions and structural interventions. For more information, visit hptn.org.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who are at risk of becoming infected with HIV. Shionogi joined in October 2012. The company's aim is to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.

For more information on the company, its management, portfolio, pipeline and commitment, please visit www.viivhealthcare.com.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and as set out in GSK's "Principal risks and uncertainties" section of the Q3 Results and any impacts of the COVID-19 pandemic.

ViiV Healthcare enquiries:
Media enquiries:	Melinda Stubbee	+1 919 491 0831 (North Carolina)
	Audrey Abernathy	+1 919 605 4521 (North Carolina)
	Sofia Kalish	+44 (0) 73 4107 9531 (London)
GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502 (London)
	Tim Foley	+44 (0) 20 8047 5502 (London)
	Kristen Neese	+1 804 217 8147 (Philadelphia)
	Kathleen Quinn	+1 202 603 5003 (Washington DC)
Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194 (London)
	Sonya Ghobrial	+44 (0) 7392 784784 (Consumer)
	James Dodwell	+44 (0) 20 8047 2406 (London)
	Jeff McLaughlin	+1 215 751 7002 (Philadelphia)
	Frannie DeFranco	+1 215 751 4855 (Philadelphia)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: November 09, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc